Exhibit 2.6

LIST OF SCHEDULES TO SEPARATION AGREEMENT

(as it may be amended from time to time)

Schedules

Schedule 1.01	Radio Stations referenced in definition of Business

Schedule 1.01	Business Liabilities-subsection (e)

Schedule 1.01	Excluded Assets

Schedule 1.01	Net Working Capital

Schedule 1.01	Spinco Contracts-subsection (c)

Schedule 1.01	Target Net Working Capital